SEA BREEZE POWER CORP.
(“the Company”)
Suite 1400, 333 Seymour Street,
Vancouver, British Columbia, Canada V6B 5A6
(604) 689-2991

NEWS RELEASE

February 1, 2005 TSX-VENTURE: SBX

Sea Breeze Power Corp. Appoints Chief Financial Officer

Sea Breeze Power Corp. is pleased to announce the appointment of Mr. Jan Campfens, M.A. Sc., MRM, MBA, CFA, as the Company’s new Chief Financial Officer.

Mr. Campfens’s previous experience includes two years with the PriceWaterhouseCoopers team that advised the Ontario government on restructuring that province’s electricity market.

Mr. Campfens also has broad experience with regulatory reform in the electricity and energy sectors through his previous work for the Federal Competition Bureau, and his positions at the Conference Board of Canada and the Energy Research Group of Simon Fraser University. As President of Baan Strategies Inc., Mr. Campfens’s practice has also included advising Canadian wind developers and turbine manufacturers on financing and strategy issues.

As part of his compensation package, Mr. Campfens has been granted an option to purchase 200,000 common shares at $1.00 for three years.

Mr. Eugene Hodgson, outgoing CFO, will assume the position of Vice President, Government Relations, while continuing as a director of the Company. Mr. Hodgson has worked over the last year with all levels of government to help bring renewable energy in British Columbia to the forefront.

Sea Breeze Power Corp. is a leading developer of renewable energy and independent transmission projects in British Columbia.

ON BEHALF OF THE BOARD OF DIRECTORS

“Paul B. Manson”

PAUL B. MANSON, President

For investor information please contact Mr. Remy Quinter.	Email: investor@SeaBreezePower.com
	Toll Free:	1-866-387-1240 ext.257
	Voice:	604-689-2991 ext.257
	Fax:	604-689-2990

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